30452 Esperanza - Rancho Santa Margarita, CA 92688 - Phone: (949) 635-2170 - Fax: (949) 635-2188
Email: gmorrow@liquidmetal.com

Gerald E. Morrow

Chief Financial Officer

October 13, 2008

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

405 Fifth Street, N.W.

Washington, D.C. 20549

Reference:	Liquidmetal Technologies, Inc.
Form 10K for Fiscal Year Ended December 31, 2007
File No. 0-31332

Dear Mr. Cash,

This letter is being written in response to your letter dated October 7, 2008, regarding the Form 10-K filed by the Company on April 3, 2008.  Please be advised that we are in receipt of your letter and set forth below are the Company’s responses to the comments set forth in such letter.  For your convenience, the full text of each of your comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

FORM 10-K FOR FISCAL YEAR ENDED December 31, 2007

1.               Due to the significance of the interest expense to your statement of operations, please revise future filings to include future interest payments with the contractual obligations table and disclose in the footnotes to the table how such amounts were derived.  Refer to paragraph 4A of Release 33-8350 found on our website at http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE:      We have reviewed the comment and understand the requirement.  As the Company understands that this is a future requirement, our future reporting will comply with these instructions.

2.               Please tell us your basis for the classification of the January 2010 Notes Payable between short and long-term debt in light of the default of the” Debt Satisfaction Covenant”  See SFAS 78.

RESPONSE:           The Company’s treatment of the short and long-term debt contained within the Form 10-K for fiscal year ending December 31, 2007 reflected the SFAS treatment as stated in the summary paragraph b.

“This Statement amends ARB No. 43, Chapter 3A, “Current Assets and Current Liabilities,” to specify the balance sheet classification of obligations that, by their terms, are or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date. It also specifies the classification of long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable. Such callable obligations are to be classified as current liabilities unless one of the following conditions is met:

a.              The creditor has waived or subsequently lost the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

b.              For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.”

Of the total $3.0 million of bridge notes payable $1.9 million had been paid and the company was in the process of securing funds to satisfy the remainder of the obligation.  All note holders were aware of the company’s status.  None of the note holders had notified us or gave any indication of filing for default which left the company the grace period to remedy any notification of default.  The Company’s position referring to paragraph b. was that even though we were in default we still had the grace period and the Company had reasonable expectation that it could meet the requirement to cure the default and prevent the note from becoming callable.

This was fully disclosed in our Form 10-K under:  Item 1. Business “We have not fully repaid our 8% unsecured subordinated notes due August 17, 2007 as required by our January 2007 finance agreement.”  “Page 20”

With the consideration of above criteria we classified the January 2010 notes as long-term liabilities with the exception of the normal contractual amortization due on the notes within the next 12 months from December 31, 2007 which was treated as the short term liability portion of the long-term debt.  Our current independent auditors, Choi, Kim& Park LLP, reviewed the documentation and concurred with our position.

In addition to the aforementioned, the company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filling:

•                  Staff comments or changes to disclosure is response to staff comments do not foreclose the Commission from taking any action with respect to the filling: and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 635-2170 if you have any questions or comments regarding the foregoing responses to your letter.

Regards,

/s/ Gerald E. Morrow